Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Lehman Brothers Holdings Inc.	2. Issuer Name and Ticker or Trading Symbol Gulfmark Offshore Inc. (GMRK)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director _X_ 10% Owner ___ Officer (give title below) ___ Other (specify below)
(Last) (First) (Middle) 745 Seventh Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) 13-3216325	4. Statement for Month/Day/Year 03/31/2003
(Street) New York, New York 10019		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) ___ Form filed by One Reporting Person _X_ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, par value $.01	03/31/2003		S		2,600	D	$13.30	4,058,114 (1)	I	(2)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) In the Form 4 dated May 9, 2002 filed by the Reporting Person, the number of shares of common stock reported as being owned at the end of the month was 2,031,657 . Since that date, the Issuer's common stock has been split 2 for 1, which results in the number of shares reported herein after the sale reported above.

(2) This form is a joint filing with Lehman Brothers Inc., a wholly owned subsidiary of the Reporting Person, which directly owned the shares sold.

Under the Rules and Regulations of the Securities and Exchange Commission, the Reporting Person may be deemed to have been the beneficial owner of the shares sold.

JOINT FILER INFORMATION

Title of Security: Common Stock

Issuer & Ticker Symbol: Gulfmark Offshore, Inc.

Designated Filer: Lehman Brothers Holdings Inc.

Other Joint Filer:

Lehman Brothers Inc.
745 Seventh Avenue
New York, New York 10019

Date of Event Requiring Statement:

March 31, 2003

Signature on behalf
of other above filer:

/s/ Barrett S. DiPaolo
Senior Vice President

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Barrett S. DiPaolo **Signature of Reporting Person	05/02/2003 Date
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